UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 16 – Arch Hill Capital, NV)

(Amendment No. 6 – Stichting Gemeenschappelijk Bezit LTC)

Under the Securities Exchange Act of 1934

Lithium Technology Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

536808306

(CUSIP Number)

C. van den Berg

Arch Hill Capital NV

Parkweg 2

2585 JJ’s Gravenhage

The Netherlands

Telephone: 011 31703546818

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 536808306

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Arch Hill Capital, NV
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 343,432,926
8. Shared Voting Power 525,366,785
9. Sole Dispositive Power 343,432,926
10. Shared Dispositive Power 525,366,785

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 868,799,711
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of class Represented by Amount in Row (11) 64.34%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No 536808306

1.	Names of SGBG I.R.S. Identification Nos. of above persons (entities only). Stichting Gemeenschappelijk Bezit LTC
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 525,366,785
9. Sole Dispositive Power 0
10. Shared Dispositive Power 525,366,785

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 525,366,785
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of class Represented by Amount in Row (11) 50.14%
14.	Type of Reporting Person (See Instructions) CO

This statement on Schedule 13D constitutes Amendment No. 6 to the Schedule 13D (the “Stichting LTC Amendment”) filed by Stichting Gemeenschappelijk Bezit LTC (“Stichting LTC” or the “Foundation”) and Amendment No. 16 to the Schedule 13D (the “Arch Hill Capital Amendment”) filed by Arch Hill Capital, NV (“Arch Hill Capital” and together with Stichting LTC, the “Arch Hill Parties”), and amends and supplements the Schedule 13Ds filed by Arch Hill Capital and Stichting LTC with respect to the Common Stock of Lithium Technology Corporation (the “Issuer” or the “Company”).

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented to add the following:

(a) See Item 5(a)(i) below.

(d) See Item 6(a) below.

The Reporting Person has no plans or proposals which relate to Items (b), (c), (e), (f), (g), (h), (i) or (j).

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented to add the following:

(a) (i)	Stichting LTC is the beneficial owner of 525,366,785 shares of the Issuer’s Common Stock representing approximately 50.14% of the Issuer’s Common Stock consisting of:

(1)	148,568,784 shares of common stock;

(2)	264,103,114 shares of common stock issuable upon conversion of 100,000 shares of Series B Preferred;

(3)	28,200,000 shares of common stock issuable upon conversion of 11,280 shares of Series C Preferred;

(4)	1,500,000 shares of common stock issuable upon exercise of $2.00 warrants;

(5)	9,889,625 shares of common stock issuable upon exercise of $2.40 warrants;

(6)	17,050,000 shares of common stock issuable upon exercise of $0.0625 Series A Warrants;

(7)	17,050,000 shares of common stock issuable upon exercise of $0.0750 Series A Warrants;

(8)	18,400,000 shares of common stock issuable upon exercise of $0.0625 Series B Warrants;

(9)	18,400,000 shares of common stock issuable upon exercise of $0.0750 Series B Warrants; and

(10)	2,205,262 shares of common stock issuable upon exercise of $0.38 warrants.

(1) – (10) above referred to as the “Stichting LTC Shares.”

Cees Borst, a stockholder of the Company and an Investor party to the Governance Agreement has the right to receive 1,500,000 shares of Company Common Stock from Stichting LTC.

(ii)	Arch Hill Capital is the beneficial owner of 868,799,711 shares of the Issuer’s Common Stock representing approximately 64.34% of the Issuer’s Common Stock consisting of:

(1)	40,718,526 shares of the Issuer’s common stock held directly by Arch Hill Capital,;

(2)	112,542,100 shares of the Issuer’s common stock issuable upon conversion of 45,016.84 shares of Series C Preferred Stock held directly by Arch Hill Capital;

(3)	190,172,300 shares of the Issuer’s Common Stock to be delivered by the Issuer in connection with the February 2008 Debt Settlement ((1) – (3) together the “Arch Hill Shares”); and

(4)	the 525,366,785 Stichting LTC Shares described above.

(b) (i)	The Stichting LTC Shares are owned directly by Stichting LTC with Stichting LTC having the power to vote and dispose of the Stichting LTC Shares. Arch Hill Capital controls Stichting LTC and also has the power to vote and dispose of the Stichting LTC Shares.

(ii)	The Arch Hill Shares are owned directly by Arch Hill Capital with Arch Hill Capital having the power to vote and dispose of the Arch Hill Shares.

(c)	Not applicable.

(d) and (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

(a)	On April 28, 2008 (the “Effective Time”) Lithium Technology Corporation (the “Company”) entered into a Governance Agreement (the “Governance Agreement”) with certain shareholders of the Company (the “Investors”), Stichting Gemeenschappelijk Bezit LTC, (“Stichting LTC”), and Arch Hill Capital NV (“Arch Hill Capital” and together with Stichting LTC, the “Arch Hill Parties”). The Investors include eight persons or entities that are holders of shares of the Company’s Series C Preferred Stock and/or Common Stock. The Investors beneficially own approximately 29% of the Company’s Common Stock in the aggregate.

The Company, Stichting LTC, Arch Hill Capital and the Investors have determined that it is the best interest of the Company and its shareholders to enter into certain governance and other arrangements with respect to the Company on the terms set forth in the Governance Agreement. The Governance Agreement provides that as of the Effective Time Ralph D. Ketchum, Marnix Snijder and Clemens E.M. van Nispen tot Sevenaer, directors of the Company, resign as directors of the Company (the “Resigning Directors”) and that the number of directors of the Company be set at six. The Governance Agreement further provides that Fred J. Mulder and Theo M.M. Kremers be appointed directors of the Company as of the Effective Time to fill the vacancies on the Board of Directors resulting from the resignation of the Resigning Directors.

The Governance Agreement further provides that as of the Effective Time (i) Fred J. Mulder and Christiaan A. van den Berg be appointed a Co-Chairman of the Board of Directors of the Company; (ii) the Audit Committee shall consist of Theo M.M. Kremers, Fred J. Mulder and Christiaan A. van den Berg; and (iii) the Executive Committee shall consist of Klaus Brandt, Theo M.M. Kremers, Fred J. Mulder and Christiaan A. van den Berg.

Certain matters relating to the Annual Meeting of Stockholders are also provided for in the Governance Agreement. Pursuant to such provisions, the Board of Directors of the Company adopted the following resolutions as of the Effective Time to provide for the calling and holding of the 2008 annual meeting of the Company’s shareholders (the “2008 Annual Meeting”):

An Annual Meeting of the Stockholders of the Company shall be held on June 16, 2008.

The record date for the determination of those stockholders of the Company entitled to receive notice of and to vote at the 2008 Annual Meeting shall be June 2, 2008.

The matters to be placed on the agenda of said Annual Meeting of Stockholders shall include the election of directors with the following persons nominated by the Company as directors of the Company: Klaus Brandt, Amir Elbaz, Theo M.M. Kremers, Fred J. Mulder, Christiaan A. van den Berg and two individuals designated in writing by the Investors acting jointly (provided that such individuals shall be reasonably acceptable to the Board of Directors of the Company) (collectively, the “Nominees”).

The number of directors comprising the entire Board of Directors of the Company to be elected at the 2008 Annual Meeting shall be the number of Nominees.

The Governance Agreement provides that (i) in connection with the 2008 Annual Meeting, the Company’s Board of Directors shall recommend that the Company’s stockholders vote to elect the Nominees as directors of the Company; (ii) the Company shall include the foregoing recommendation in its proxy materials for the 2008 Annual Meeting; and (iii) the Company’s form of proxy shall solicit authority to vote for the Nominees and no other persons. The Company agreed in the Governance Agreement to use its best efforts to ensure that the Nominees are elected as directors of the Company at the 2008 Annual Meeting. If, at any time prior to the 2008 Annual Meeting, one or more of the Nominees for any reason is unwilling or unable to be nominated or to stand for election at the 2008 Annual Meeting, the Governance Agreement provides that the Board of Directors of the Company may select a replacement Nominee.

The Governance Agreement provides that if the Company receives any comments from the United States Securities and Exchange Commission with respect to the Company’s financial statements for the calendar ended December 31, 2007 or the Company’s proxy statement for the 2008 Annual Meeting, (ii) the Company is unable to hold the 2008 Annual Meeting on June 16, 2008 as a result thereof and (iii) the Company has fully complied with its obligations under the SEC Filing Provision described below, the Board of Directors may delay the date of the 2008 Annual Meeting and such record date by such number of days as shall be necessary for the Company to respond to such comments (subject to the prior written consent of the Investors which shall not to be unreasonably withheld).

Following the Effective Time and prior to the date that the Company mails its proxy materials to shareholders in connection with its 2008 Annual Meeting, the Governance Agreement provides that the Company’s Board of Directors shall approve an amendment of the Company’s Restated Certificate of Incorporation, filed with the Secretary of State of Delaware on July 29, 2005 as heretofore amended, to increase to 3,000,000,000 the number of shares of Common Stock authorized for issuance, and shall recommend the same to the shareholders for approval at such meeting (the “Shareholder Proposal”). In furtherance of the foregoing, the Governance Agreement provides that the Company shall include such recommendation in its proxy materials and the Company’s form of proxy shall solicit authority to vote for these matters.

Each of the Investors and the Arch Hill Parties agreed in the Governance Agreement to vote the shares of Common Stock and Preferred Stock over which he or it has voting power in favor of the election of the Nominees as directors of the Company and in favor of the Shareholder Proposal at the 2008 Annual Meeting, and agreed to use good faith efforts to cause its or his affiliates to so vote shares of Common Stock and Preferred Stock over which they have voting power. Each of the Investors and the Arch Hill Parties agreed in the Governance Agreement to not seek the removal of any Nominee as a director of the Company prior to June 16, 2009, acting as a shareholder of the Company, provided however that this sentence shall in no way restrict any person’s actions as a director of the Company.

The Governance Agreement provides that the Company shall use its best efforts to file with the Securities and Exchange Commission in a timely manner all reports and other documents required of the Company under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the “SEC Filing Provision”).

The Arch Hill Parties, acting jointly, have the right to terminate the Governance Agreement upon ten days’ prior written notice if at any time the Investors collectively cease to beneficially own less than 50% of the aggregate number of the shares of Common Stock listed on Schedule A to the Governance Agreement as being beneficially owned by the Investors (disregarding any double counting).

The Investors, acting jointly, have the right to terminate the Governance Agreement upon ten days’ prior written notice if at any time the Arch Hill Parties collectively cease to beneficially own less than 50% of the aggregate number of the shares of Common Stock listed on Schedule B to the Governance Agreement as being beneficially owned by Arch Hill (disregarding any double counting).

(b)	In connection with the Governance Agreement, on April 28, 2008 the Company entered into a consulting agreement with, among others, Christiaan A. van den Berg (the “Consulting Agreement”). Christiaan A. van den Berg is the Chief Executive Officer of Arch Hill Capital and the Foundation as well as the Co-Chairman of the Board of the Company. The Consulting Agreement has a term of one year and may be terminated on 60 days written notice. The Consulting Agreement provides that the Consultant will consult with the directors, officers and employees of the Company concerning matters relating to the management and organization of the Company, its financial policies, the terms and conditions of employment of the Company’s employees, and generally any matter arising out of the business affairs of the Company. The Consulting Agreement provides for Mr. van den Berg to spend approximately 32 hours per month in fulfilling his obligations under the Consulting Agreement and the payment by the Company of a monthly fee of US $4,167.

(c)	1,500,000 shares of Company Common Stock from Stichting LTC of Cees Borst, a stockholder of the Company and an Investor party to the Governance Agreement has the right to receive.

Item 7.	Material to be Filed as Exhibits

Exhibit 28 -	Governance Agreement dated April 28, 2008, among the Company, the Investors listed on Schedule A thereto, Stichting Gemeenschappelijk Bezit LTC and Arch Hill Capital N.V. (exhibits omitted)

Exhibit 29 -	Business Consultant Agreement dated April 28, 2008 between the Company and Christiaan A. van den Berg.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2008	ARCH HILL CAPITAL, NV

	By:	/s/ Christiaan A. van den Berg
Christiaan A. van den Berg
Chief Executive Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2008	STICHTING GEMEENSCHAPPELIJK BEZIT LTC

	By:	/s/ Christiaan A. van den Berg
Christiaan A. van den Berg
Chief Executive Officer

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